Mail Stop 3561

January 9, 2008

Kwong Kai Shun
Chief Executive Officer
Asia Time Corporation
Room 1601-1604, 16/F., CRE Centre
889 Cheung Sha Wan Road
Kowloon, Hong Kong

> **Re:** **Asia Time Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 18, 2007**
> **File No. 333-140692**
> **Form 10-Q for the Quarter Ended September 30, 2007,**
> **Filed November 19, 2007**
> **Form 10-K/A Filed September 26, 2007**
> **File No. 0-51981**

Dear Mr. Kwong:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 34

1. Reference is made to your disclosure in the second paragraph on page 35 that the decrease in unearned revenue was due to the recognition of unearned revenue and

payment for the completed watch when the warranty period was due. Please explain to us how the warranty period is considered in determining the recognition of unearned revenue. Also explain to us the full right of exchange provisions referred to under the "unearned revenue" heading on page F-57 and how these provisions relate to the warranty period. Finally, please clarify your disclosures as appropriate. Refer to the disclosure in Note 17 to your previous amendment.

Executive Compensation , page 47

2. Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document as applicable, to reflect information for your recently completed fiscal year ending December 31, 2007. Specifically, please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to "Interpretive Responses Regarding Particular Situations" Item 4.01 under Item 402 of Regulation S-K of our Compliance and Disclosure Interpretations. Please also provide additional information regarding the final determination as to the number of shares that may be required to be issued pursuant to the Agreement of Kwong Kai Shun disclosed under "Certain Relationships and Related Transactions."

Condensed Consolidated Balance Sheets, page F-2

3. The total amounts of current liabilities and total liabilities as of September 30, 2007 are not mathematically correct. Please revise.

Condensed Consolidated Statements of Cash Flows, page F-5

4. We refer you to comment 44 in our letter dated March 16, 2007. Please consider revising to present dividend income consistently with the interim financial statements included in your previous amendment. Any revision should also be reflected in the table on page F-39.

5. Please tell us how you arrived at the amount of advances to related parties in cash flows from financing activities for the nine months ended September 30, 2007.

Note 3. Summary of significant accounting policies, page F-9

Rebate receivable, page F-11

6. You disclose that rebate receivables are recognized as a reduction of cost of sales. This policy differs from your disclosure under the "inventories" heading on page F-55. Please revise or advise. Also, please tell us the general terms of vendor arrangements that provide for price reductions paid in the form of additional

watch movements. Include a discussion of the payment terms to the extent necessary for an understanding of the rebate receivable recognized in both your interim and year end financial statements.

Note 17. Common stock and convertible preferred stock, page F-25

7. Reference is made to your disclosure of the escrow agreement between Mr. Kwong Kai Shun and the investors in the last paragraph on page F-27. It appears that the agreement to release shares of common stock placed in escrow to Mr. Kwong Kai Shun upon the achievement of the performance criteria is a compensatory arrangement and that it is probable that a majority of the shares will be released to him. Please tell us how you are accounting for compensatory arrangement and the basis in GAAP for your accounting treatment citing relevant authoritative literature. In your response please discuss the applicability of SFAS 123(R). We are particularly interested in your assessment of paragraphs 11 and A49 – A51 of SFAS 123(R). Also discuss the applicability of the concepts in SAB Topic 5:T.

Note 22. Subsequent Events, page F-40

Accounting for Bonds and Warrants, page F-42

8. Please tell us how you computed the beneficial conversion feature and why your computation complies with EITF 00-27. Specifically address the requirements in Issues 1 and 2 of EIFT 00-27. We are particularly interested in how you determined the effective and most favorable conversion prices used in measuring the intrinsic value of the beneficial conversion feature. In addition, please file the schedules to the subscription agreement filed as Exhibit 10.1 to Form 8-K filed November 16, 2007.

Consolidated Statement of Stockholders' Equity, page F-47

9. Please revise the column headings as appropriate to conform to the line item captions on the consolidated balance sheets.

Note 4. Summary of significant accounting policies, page F-53

Inventories, page F-55

10. We note the restatement of your financial statements and the revisions to your disclosures in response to comment 20 in our letter dated October 25, 2007, and we reissue our prior comment in part. Please tell us why you believe vendor rebates are probable and reasonably estimable at the time inventory is purchased. Please also tell us how you estimate the allocation of vendor rebates to each of the

underlying inventory transactions. Refer to paragraphs 7 and 8 of EITF 02-16.

Note 20. Segment Information, page F-72

11. We note that cost of sales for 2004 differs from the amount stated in the consolidated statement of operations on page F-46. Please revise.

Note 23. Restatement, page F-75

12. We note your disclosure regarding the restatement of your financial statements in response to comments one, 14, 20, 21 and 24 in our letter dated October 25, 2007. Please revise the "as originally reported" columns to reflect the amounts reported in Amendment No. 1 to Form S-1 filed June 14, 2007. In doing so, please describe the nature of other errors not presently described such as those related to the classification of advances from related parties and other income. In addition, we note your response to comments 29 – 33 in our letter dated October 25, 2007. Please comply with the disclosure requirements of SFAS 154 in each amendment filed in response to those comments. Also file an amendment to Form 10-Q for the quarter ended September 30, 2007. Consider the comments above in the amendments as applicable.

Exhibit 5.1

13. Please provide us with your legality opinion.

Exhibit 23.1

14. Please revise to refer to the dual dated audit report on page F-43.

***

As appropriate, please amend your registration statement and periodic reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

   You may contact Anthony Watson, Staff Accountant at (202) 551-3318 or William Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3725 if you have any questions.

              Sincerely,

              H. Christopher Owings
              Assistant Director

cc: Thomas J. Poletti, Esq.
    Fax: (310) 552-5001